                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                               -----------------------

                                      FORM 11-K


                    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                     For the fiscal year ended December 31, 1996

                                          OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                     For the transition period from _________ to _________

COMMISSION FILE NUMBER:  0-25540

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        STB SYSTEMS, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  STB SYSTEMS, INC.
                              1651 North Glenville Drive
                               Richardson, Texas  75081

                                 REQUIRED INFORMATION


    The following financial statements and forms are furnished with this Form 11-K Annual Report for the STB Systems, Inc. 401(k) Savings Plan (the "Plan"):

    1.   Report of Independent Accountants.

    2. Statement of Net Assets Available for Plan Benefits as of December 31, 1995 and 1996.

    3. Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1996.

    4.   Notes to Consolidated Financial Statements.

    5. Statement of Net Assets Available for Plan Benefits by Investment Options at December 31, 1996.

    6. Statement of Net Assets Available for Plan Benefits by Investment Options at December 31, 1995.

    7. Statement of Net Assets Available for Plan Benefits by Investment Options for the Year Ended December 31, 1996.

    8. Item 27a (Schedule of Assets Held for Investment Purposes at December 31, 1996) (Schedule 1).

    9. Item 27d (Schedule of Reportable Transactions for the Year Ended December 31, 1996) (Schedule 2).

    Each of the statements set forth above has been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

                                       EXHIBITS

    23.1 Consent of Price Waterhouse LLP, Independent Accountants

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

                          REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the STB Systems, Inc. 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the STB Systems, Inc. 401(k) Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP

Dallas, Texas
May 16, 1997

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
------------------------------------------------------------------------------

                                                    DECEMBER 31,
                                             -------------------------
                                                  1996         1995
                                             ------------   ------------
ASSETS

Investments (Note 3)                         $  1,339,551   $    873,853
Participant notes receivable                       22,647         12,654
                                             ------------   ------------
Net assets available for plan benefits       $  1,362,198   $    886,507
                                             ------------   ------------













                      The accompanying notes are an integral
                        part of the financial statements.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE  FOR PLAN BENEFITS
------------------------------------------------------------------------------

                                                            Year Ended
                                                           December 31,
                                                               1996
                                                           ------------

Additions to net assets:
  Participant contributions                                $    310,515
  Employer contributions                                         45,101
  Investment income:
    Unrealized gains                                            163,121
    Interest income                                              12,149
  Other                                                             (73)
                                                           ------------
                                                                530,813
                                                           ------------

Deductions from net assets -
  Distributions paid to participants                             55,122
                                                           ------------

Net increase in net assets available for plan benefits          475,691
                                                           ------------

Net assets available for plan benefits:
  Beginning of year                                             886,507
                                                           ------------

  End of year                                              $  1,362,198
                                                           ------------
                                                           ------------






                    The accompanying notes are an integral
                        part of the financial statements.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

 1.  DESCRIPTION OF PLAN

     The following description of the STB Systems, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan, established in 1991, is a nondiscriminatory defined contribution plan for all employees of the Company who have completed six months of credited service and elect to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It has been amended to incorporate legislative changes required by the various tax acts enacted since 1984.

     CONTRIBUTIONS

     Eligible employees may elect to make contributions to the Plan by means of compensation reductions of up to 15% of their compensation. Employees may allocate their contributions to investment options in 1% increments. The Company matches 25% of each dollar of employee tax deferred contributions up to a maximum of 4% of each employee's annual pay.

     PARTICIPANTS' ACCOUNTS

     Participants' accounts are credited with the participants' contributions and an allocation of (a) the Company's contribution and (b) Plan earnings.

     VESTING OF CONTRIBUTIONS

     Participants' contributions to the Plan are 100% vested at all times. Employer contributions to the Plan are vested in accordance with a Plan document schedule based on the participant's length of service with the Company. The schedule provides for full vesting after five years of credited service.

     INVESTMENT OPTIONS

     Eligible participants have six investment options including a Fixed Income option, a Balanced option, a Growth Stock option, an Aggressive Growth option, an Employer Stock Fund, and a Bond option. Cecil & Co. is the custodian for the Employer Stock Fund and Nationwide Mutual Insurance Company is the custodian for the five remaining plan assets. Southwest Guaranty Trust Company is the trustee of all the Plan assets and Cecil & Co. is the record keeper.

     On February 14, 1995, participants in the Plan were granted a one-time option to reallocate existing participant investment accounts to purchase STB Systems, Inc. common stock in conjunction with the Company's initial public offering which became effective February 14, 1995.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

     The assets from a predecessor custodian remain with New England Company as custodian and are included in Plan assets. These assets are a prior fixed income option. No further contributions can be made to this investment option.

     Participants may change their investment options daily.

     PAYMENT OF BENEFITS

     In the event of a participant's termination of employment, retirement, disability, or death, the participant or beneficiary may elect to receive an amount equal to the vested value of their account in either a lump-sum or periodic payments of substantially equal installments at least annually.

     PARTICIPANT NOTES RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. All loans are required to be repaid within five years of the loan unless the loan is to be used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%. Principal and interest are repaid through payroll deductions. Cecil & Co. is the custodian of the Loan Account.

     FORFEITED ACCOUNTS

     At December 31, 1996 and 1995, forfeited nonvested accounts totaled $1,346 and $1,869, respectively. These funds were held in a money market account at December 31, 1996 and 1995, and will be used to reduce future employer contributions.

     EXPENSES OF ADMINISTERING THE PLAN

     The Company pays expenses incurred in the administration of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. Assets are stated at market value; unrealized appreciation and depreciation of the assets are reflected in the asset balances. Gains or losses on investments are realized at the time of sale.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

     FEDERAL INCOME TAXES

     Management of the Company believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore believes the trust is exempt from taxation under Section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan in October, 1993. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt, and participants are not taxed on their benefits until withdrawn from the Plan.

     Management of the Company is unaware of any variations in the operations of the Plan from the terms of the Plan document as amended. The Plan has complied with the fidelity bonding requirements of ERISA.

     VALUATION OF SECURITIES

     Valuation of securities is based on the last recorded sales price at year-end, as reported by the principal security exchange on which the security is traded. Securities transactions are recorded on a trade-date basis.

     RECOGNITION OF INTEREST INCOME

     Interest is recognized on an accrual basis.

     DETERMINATION OF UNREALIZED GAIN OR LOSS ON INVESTMENTS

     Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.

     REPORTABLE TRANSACTIONS

     For the Plan year 1996, the reportable transactions as defined in Item 27d and Part V of Form 5500 are listed in Schedule II.

3.   INVESTMENTS

     Investments are maintained by Nationwide Mutual Insurance Company and Cecil & Co. as custodians, except for certain assets from a predecessor custodian which are held by New England Company.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

     Investments representing five percent or more of net assets available for Plan benefits at December 31, 1996 were as follows:

                                                  FAIR
                  FUND DESCRIPTION                VALUE
                  ----------------                -----

          Company Common Stock                 $  146,891
          Fidelity Magellan                       470,899
          Fidelity Puritan                        298,370
          Fixed Fund                              120,443
          Twentieth Century Growth                146,679
          New England Guaranteed                   97,865

     Investments representing five percent or more of net assets available for Plan benefits at December 31, 1995 were as follows:

                                                  FAIR
                  FUND DESCRIPTION                VALUE
                  ----------------                -----

          Company Common Stock                 $   72,618
          Fidelity Magellan                       303,152
          Fidelity Puritan                        179,722
          Bond Fund of America                     46,141
          Fixed Fund                               77,654
          Twentieth Century Growth                 95,903
          New England Guaranteed                   96,794


STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY INVESTMENT OPTIONS AT DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------


                                     COMPANY                                               TWENTIETH     NEW
                          TOTAL      COMMON    FIDELITY   FIDELITY  BOND FUND    FIXED      CENTURY    ENGLAND     MONEY     LOAN
                          PLAN        STOCK    MAGELLAN   PURITAN   OF AMERICA   FUND       GROWTH    GUARANTEED   MARKET   ACCOUNT
                       ----------   --------   --------   --------  ----------  --------   ---------  ----------   ------   -------
ASSETS
  Investments          $1,339,551   $146,891   $470,899   $298,370    $53,205   $120,443   $146,679     $97,865    $5,199   $     -
  Participant
   notes receivable        22,647          -          -          -          -          -          -           -         -    22,647
                       ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------
Net assets available
 for plan benefits     $1,362,198   $146,891   $470,899   $298,370    $53,205   $120,443   $146,679     $97,865    $5,199   $22,647
                       ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------
                       ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------


STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY INVESTMENT OPTIONS AT DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------


                                     COMPANY                                               TWENTIETH     NEW
                          TOTAL      COMMON    FIDELITY   FIDELITY  BOND FUND    FIXED      CENTURY    ENGLAND     MONEY     LOAN
                          PLAN        STOCK    MAGELLAN   PURITAN   OF AMERICA   FUND       GROWTH    GUARANTEED   MARKET   ACCOUNT
                       ----------   --------   --------   --------  ----------  --------   ---------  ----------   ------   -------
ASSETS
  Investments           $873,853    $72,618    $303,152   $179,722    $46,141    $77,654    $95,903     $96,794    $1,869   $     -
  Participant
   notes receivable       12,654          -           -          -         -           -          -           -         -    12,654
                        --------    -------    --------   --------    -------    -------    -------     -------    ------   -------
Net assets available
 for plan benefits      $886,507    $72,618    $303,152   $179,722    $46,141    $77,654    $95,903     $96,794    $1,869   $12,654
                        --------    -------    --------   --------    -------    -------    -------     -------    ------   -------
                        --------    -------    --------   --------    -------    -------    -------     -------    ------   -------


STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY INVESTMENT OPTIONS FOR THE YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------


                                    COMPANY                                               TWENTIETH     NEW
                          TOTAL     COMMON    FIDELITY   FIDELITY  BOND FUND    FIXED      CENTURY    ENGLAND     MONEY     LOAN
                          PLAN       STOCK    MAGELLAN   PURITAN   OF AMERICA   FUND       GROWTH    GUARANTEED   MARKET   ACCOUNT
                       ----------  --------   --------   --------  ----------  --------   ---------  ----------   ------   -------
Additions to net
 assets:
  Contributions by:
    Participants       $ 310,515   $  5,930   $125,711   $ 86,483    $13,673   $ 34,741   $ 42,335     $     -    $1,642   $     -
    STB Systems, Inc.     45,101      1,213     16,763     12,362      2,338      6,131      6,072           -       222         -
    Unrealized gains
     (losses)            163,121     74,912     40,573     30,187      2,515          -     14,934           -         -         -
    Interest income       12,149          -          -          -          -      5,236          -       5,214       106     1,593
    Loan repayments            -          -      4,061      2,900        400        999      1,278           -         -    (9,638)
    Other                    (73)         -       (810)       (64)       (16)         -       (376)       (153)    1,346         -
    Transfers between
     funds                     -     (7,782)     2,587     (4,361)     7,751     (1,153)     2,847           -       111         -
                      ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------
                         530,813     74,273    188,885    127,507     26,661     45,954     67,090       5,061     3,427    (8,045)
                      ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------
Deductions from net
 assets:
  Distributions paid
   to participants        55,122          -     13,228      3,999     19,147          5     13,694       3,990        97       962
  Loans to
   participants                -          -      7,910      4,860        450      3,160      2,620           -         -   (19,000)
                      ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------
                          55,122          -     21,138      8,859     19,597      3,165     16,314       3,990        97   (18,038)
                      ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------
Net increases in net
 assets available for
 plan benefits           475,691     74,273    167,747    118,648      7,064     42,789     50,776       1,071     3,330     9,993

Net assets available
 for plan benefits:
  Beginning of year      886,507     72,618    303,152    179,722     46,141     77,654     95,903      96,794     1,869    12,654
                      ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------
  End of year         $1,362,198   $146,891   $470,899   $298,370    $53,205   $120,443   $146,679     $97,865    $5,199   $22,647
                      ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------
                      ----------   --------   --------   --------    -------   --------   --------     -------    ------   -------

STB SYSTEMS, INC. 401(k) SAVINGS PLAN                                                                   SCHEDULE I

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1996
-------------------------------------------------------------------------------------------------------------------


    IDENTITY OF ISSUE, BORROWER,   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                    CURRENT
     LESSOR OR SIMILAR PARTY       RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE      COST         VALUE
--------------------------------   ----------------------------------------------------   -----------   -----------
STB Systems, Inc.*                 Common Stock                                           $    90,252   $   146,891
Fidelity Magellan                  Mutual Fund                                                470,899       470,899
Fidelity Puritan                   Mutual Fund                                                298,370       298,370
Bond Fund of America               Bond Fund                                                   53,205        53,205
Fixed Fund                         Nationwide Guaranty Fund
                                   (5.8% guaranteed interest rate for 1996)                   120,443       120,443
Twentieth Century Growth           Mutual Fund                                                146,679       146,679
New England Guaranteed             New England Guaranteed (5.85% guaranteed
                                   interest rate for maturities in 1998, 4.90%
                                   guaranteed interest rate for maturities in 1999)            97,865        97,865
Money Market                       Money Market                                                 5,199         5,199
Participant Loans                  General purpose loans, maturing from 2/97 to
                                   8/00 bearing interest at 7.0% to 9.75%                      22,647        22,647
                                                                                          -----------   -----------
                                                                                          $ 1,305,559   $ 1,362,198
                                                                                          -----------   -----------
                                                                                          -----------   -----------

* Party in interest to the Plan.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN                                                                               SCHEDULE II

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                     CURRENT
                                                                                                      VALUE
                    DESCRIPTION OF ASSET                                     EXPENSE                OF ASSET ON
 IDENTITY OF     (INCLUDE INTEREST RATE AND   PURCHASE   SELLING  LEASE   INCURRED WITH   COST OF   TRANSACTION        NET
PARTY INVOLVED   MATURITY IN CASE OF LOAN)      PRICE     PRICE   RENTAL   TRANSACTION     ASSET       DATE         GAIN (LOSS)
--------------   --------------------------   --------   -------  ------  -------------   -------   -----------     -----------
                 Series of Transactions:

Nationwide       Fidelity Magellan            $ 146,535  $   -    $   -     $    -      $  146,535   $  146,535      $    -
Mutual           Fidelity Puritan               101,745      -        -          -         101,745      101,745           -
Insurance        Twentieth Century Growth        49,685      -        -          -          49,685       49,685           -
Company


This supplemental schedule lists series of transactions in excess of 5% of the fair market values of the respective fund assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the STB Systems 401(k) Savings Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

                             STB SYSTEMS, INC. 401(k) SAVINGS PLAN

                             By:  Southwest Guaranty Trust Company, Plan Trustee


Dated:  June 30, 1997                  By: /s/ CAROL J. PRESTON
                                         --------------------------------------
                                       Printed Name: Carol J. Preston
                                                    ---------------------------
                                       Title: Senior Vice President
                                             ----------------------------------

                                 INDEX TO EXHIBITS

                                                                           SEQUENTIALLY
EXHIBIT NUMBER                                                             NUMBERED PAGE
--------------                                                             -------------
     23.1      Consent of Price Waterhouse LLP, Independent Accountants